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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2
TO
ANNUAL REPORT
of
HYDRO-QUÉBEC
QUÉBEC, CANADA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2006

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered

N/A	N/A	N/A

Name and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission:

MR. BRUNO FORTIER Delegate General Québec Government House One Rockefeller Plaza 26th Floor New York, NY 10020-2102
Copies to:

MR. ROBERT E. BUCKHOLZ, JR. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498	MR. DANIEL GARANT Chief Financial Officer Hydro-Québec 75 René-Lévesque Boulevard West Montréal, Québec, Canada H2Z 1A4

* The Registrant is filing this annual report on a voluntary basis

        The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2006 ("Annual Report") as follows:

  1.
  The following additional exhibit is hereby added to the Annual Report:

    Exhibit (g): Quarterly Report for the second quarter ended June 30, 2007

        The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to be signed on its behalf by its authorized agent.

HYDRO-QUÉBEC
By:	/s/ LOUISE GUILLEMETTE Authorized Officer
Name: Louise Guillemette Title: Coordinator, Documentation

Date: August 20, 2007

HYDRO-QUÉBEC
Quarterly Report

Second Quarter 2007

Message from the Chairman of the Board
and the President and Chief Executive Officer

Summary of results

For the six months ended June 30, 2007, income from continuing operations totaled $2,045 million, or $330 million more than for the first six months of last year. This increase is mainly due to growth in net electricity exports by Hydro-Québec Production, which accounted for $362 million, colder temperatures in 2007 than in 2006, which accounted for $164 million, and a positive variance of $142 million in net revenue from special contracts with large-power industrial customers. These factors were mitigated by the introduction, in January 2007, of water-power royalties payable by Hydro-Québec Production to the Québec government, for $143 million. It should also be noted that a $234-million non-recurring foreign exchange gain was recognized in second quarter 2006 on debts and swaps denominated in U.S. dollars.

Income from discontinued operations was $21 million, compared to $856 million in 2006. The 2007 income resulted primarily from an $18-million gain on the sale of our interest in DirectLink (Australia) in the first quarter. In the second quarter of 2006, the sale of our interest in Transelec (Chile) had generated a gain of $806 million, revalued at $813 million in third quarter 2006 after the release of Transelec's final financial statements as at June 30, 2006.

For the six months ended June 30, 2007, net income totaled $2,066 million, as against $2,571 million in 2006.

Income from continuing operations for second quarter 2007 reached $635 million, up $25 million from 2006. This result is mainly attributable to a $228-million increase in Hydro-Québec Production's net electricity exports in 2007, offset by the $234-million non-recurring exchange gain recognized in 2006 on debts and swaps denominated in U.S. dollars.

Consolidated results

Revenue for the first six months of 2007 amounted to $6,560 million, a year-over-year increase of $766 million. Revenue from electricity sales rose by $1,009 million to $6,379 million. For the Québec market, the total was $5,412 million, up $602 million over 2006. Sales on markets outside Québec generated $967 million, an increase of $407 million. Other revenue was down, primarily because of the recognition on June 30, 2006, of the $234-million non-recurring foreign exchange gain on debts and swaps denominated in U.S. dollars.

In Québec, the $602-million increase in revenue from electricity sales was chiefly due to colder temperatures in 2007, growth in revenue from special contracts with large-power industrial customers, and rate adjustments effective April 1, 2006 and 2007.

On markets outside Québec, the $407-million increase was primarily attributable to a higher volume of exports by Hydro-Québec Production and, to a lesser extent, the resale of excess supply by Hydro-Québec Distribution.

Total expenditure was $3,308 million, or $311 million more than in 2006. The difference stems mainly from a $169-million increase in electricity purchases in excess of the heritage pool and the introduction, in January 2007, of water-power royalties payable by Hydro-Québec Production to the Québec government, for $143 million.

Financial expenses were $1,207 million, up $125 million over 2006. The difference is in part attributable to higher interest rates on capital markets. In addition, the application of new accounting standards for financial instruments, which abolish the transitional rules granted in 2004, gave rise to an upward adjustment of retained earnings as at January 1, 2007, and consequently terminated the amortization of a deferred gain.

Segmented results

Generation

For the first six months of 2007, Hydro-Québec Production posted net income of $1,410 million, up $68 million from the same period last year. The difference is mainly owing to the growth in net electricity exports and the increase in net revenue from special contracts with large-power industrial customers. These factors were largely offset by the introduction of water-power royalties in January 2007 and by the recognition, during second quarter 2006, of the $234-million non-recurring foreign exchange gain on debts and swaps denominated in U.S. dollars.

Transmission

Hydro-Québec TransÉnergie's net income amounted to $277 million for the first half of the year, a decrease of $150 million from last year.

Revenue was $1,409 million, down $94 million from $1,503 million in 2006. Following a decision handed down by the Régie de l'énergie in April 2006, non-recurring native load transmission revenue of $170 million for 2005 had been recognized in revenue for second quarter 2006. This has resulted in a year-over-year reduction of $170 million in 2007, which was partially offset by additional income of $28 million approved by the Régie in a 2007 decision and by a $46-million increase in revenue generated by point-to-point transmission services, essentially attributable to the increase in Hydro-Québec Production's exports.

Distribution

Hydro-Québec Distribution posted net income of $372 million, versus a $48-million loss in the first six months of 2006, a $420-million improvement. This increase is mainly due to higher revenue from electricity sales and a reduction in the cost of native load transmission service stemming from the fact that $170 million in non-recurring transmission costs for 2005 had been recorded in second quarter 2006. These factors were partially offset by a higher volume of electricity purchases in excess of the heritage pool.

Revenue from electricity sales totaled $5,403 million, up $593 million over last year, basically because of colder temperatures in the first six months of 2007, the increase in revenue from special contracts with large-power industrial customers, and the April 2006 and 2007 rate adjustments. It should be noted that all risks related to special contracts are assumed by Hydro-Québec Production. Sales volume was 90.1 TWh, an increase of 3.1 TWh attributable mainly to colder temperatures.

Construction

The Construction segment comprises the operations of Hydro-Québec Équipement and Société d'énergie de la Baie James.

For the first six months, the volume of activity totaled $823 million, compared to $838 million in 2006. As in 2006, several major projects are being carried out for Hydro-Québec Production and Hydro-Québec TransÉnergie. Noteworthy among them is the Eastmain-1-A/Sarcelle/Rupert project, which got under way in the first quarter of 2007.

Investment

As at June 30, 2007, investments in fixed and intangible assets and in the implementation of the Energy Efficiency Plan totaled $1,495 million, compared to $1,468 million in 2006. As anticipated, a large portion of this amount was devoted to the development projects of Hydro-Québec Production, such as the Eastmain-1-A/Sarcelle/Rupert project and the Péribonka, Chute-Allard and Rapides-des-Coeurs hydroelectric developments.

Hydro-Québec TransÉnergie continued expanding its transmission system to accommodate new generating capacity. Hydro-Québec Distribution continued to invest in order to meet growth in demand and improve service quality, notably through the Customer Information System project, while pursuing deployment of the Energy Efficiency Plan.

Financing

The 2007 borrowing program amounts to $1.1 billion, a relatively modest amount compared to previous years, mainly because of funds available from the disposal of our foreign holdings, which was completed at the end of February 2007. The proceeds from our borrowings will be used to refinance debt maturing this year and to finance the investment program.

No borrowings were made during the second quarter. A single, $526-million borrowing has been made since the beginning of the year. It was contracted on the Canadian market at a cost of 4.73%.

/s/ Michael L. Turcotte	/s/ Thierry Vandal
Michael L. Turcotte Chairman of the Board	Thierry Vandal President and Chief Executive Officer

August 17, 2007

CONSOLIDATED STATEMENTS OF OPERATIONS
In millions of Canadian dollars
(unaudited)

		Three months ended June 30		Six months ended June 30
	Notes	2007	2006	2007	2006

Revenue		2,828	2,595	6,560	5,794
Expenditure
Operations		617	564	1,223	1,123
Electricity and fuel purchases		337	284	759	647
Depreciation and amortization	4	477	496	959	985
Taxes		187	89	395	242
Regulatory deferrals	3	(14)	—	(28)	—

		1,604	1,433	3,308	2,997
Operating income		1,224	1,162	3,252	2,797
Financial expenses	5	589	552	1,207	1,082

Income from continuing operations		635	610	2,045	1,715
Income from discontinued operations	6	—	832	21	856

Net income		635	1,442	2,066	2,571

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
In millions of Canadian dollars
(unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2007	2006	2007	2006

Balance at beginning of period		16,203	14,204	14,474	13,075
Adjustments related to the adoption of new accounting policies	2	—	—	298	—
Net income		635	1,442	2,066	2,571

Balance at end of period		16,838	15,646	16,838	15,646

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
In millions of Canadian dollars

	Notes	As at June 30, 2007 (unaudited	)	As at December 31, 2006 (audited	)
ASSETS
Current assets
Cash and cash equivalents		1,142		52
Short-term investments		149		3,178
Accounts receivable		1,819		1,597
Derivative instruments		1,089		1,491
Materials, fuel and supplies		383		365
Assets held for sale	6	—		11

		4,582		6,694
Property, plant and equipment		52,226		51,813
Investments		221		232
Derivative instruments		1,660		1,093
Intangible assets		923		923
Other assets		2,300		2,462
Assets held for sale	6	—		31

		61,912		63,248

LIABILITIES
Current liabilities
Borrowings		65		25
Accounts payable and accrued liabilities		1,469		1,818
Dividends payable		—		2,342
Accrued interest		837		936
Regulatory liability		143		251
Current portion of long-term debt		1,009		1,063
Derivative instruments		475		340
Liabilities related to assets held for sale	6	—		1

		3,998		6,776
Long-term debt		32,193		33,027
Derivative instruments		2,419		1,111
Asset retirement obligations		450		431
Other long-term liabilities		681		2,719
Long-term liabilities related to assets held for sale	6	—		7
Perpetual debt		309		337

		40,050		44,408

SHAREHOLDER'S EQUITY
Share capital		4,374		4,374
Retained earnings		16,838		14,474
Accumulated other comprehensive income	8	650		(8)

		17,488		14,466

		21,862		18,840

		61,912		63,248

Commitments and contingencies	11

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In millions of Canadian dollars
(unaudited)

		Three months ended June 30		Six months ended June 30
	Notes	2007	2006	2007	2006

Operating activities
Net income		635	1,442	2,066	2,571
Income from discontinued operations	6	—	(832)	(21)	(856)

Income from continuing operations		635	610	2,045	1,715
Adjustments
Depreciation and amortization	4	477	496	959	985
Amortization of debt premiums, discounts and issue expenses	5	34	25	61	51
Exchange gain		(73)	(387)	(89)	(397)
Difference between contributions paid and pension cost		75	(41)	147	(48)
Regulatory deferrals		(14)	—	(28)	—
Other		37	(13)	80	(42)
Change in non-cash working capital items	9	719	625	(708)	(620)

		1,890	1,315	2,467	1,644
Investing activities
Property, plant and equipment and intangible assets		(876)	(805)	(1,443)	(1,431)
Long-term investments		21	2	24	2
Disposal of investments, net of divested cash and cash equivalents	6	—	1,669	51	1,831
Energy Efficiency Plan		(35)	(28)	(52)	(37)
Net disposals (acquisitions) of short-term investments		565	(930)	3,050	(707)
Other		(1)	(2)	(4)	11

		(326)	(94)	1,626	(331)
Financing activities
Issuance of long-term debt		—	1,336	523	2,730
Repayment of long-term debt at maturity and sinking fund redemption		(394)	2	(977)	(661)
Redemption of long-term debt		—	(221)	—	(221)
Inflows resulting from credit risk management		315	380	469	465
Outflows resulting from credit risk management		(625)	(680)	(720)	(730)
Net change in short-term borrowings		—	(311)	40	37
Dividends paid		—	—	(2,342)	(1,126)
Other		(1)	(3)	(1)	(2)

		(705)	503	(3,008)	492
Change in foreign exchange on cash and cash equivalents		(1)	—	(1)	(1)

Cash flows from continuing operations		858	1,724	1,084	1,804
Cash flows from discontinued operations	6	(1)	268	1	276

Net change in cash and cash equivalents		857	1,992	1,085	2,080
Cash and cash equivalents at beginning of period		285	180	57	92

Cash and cash equivalents at end of period		1,142	2,172	1,142	2,172

Cash and cash equivalents
Continuing operations				1,142	2,162
Discontinued operations				—	10

				1,142	2,172

Supplementary cash flow information	9

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
In millions of Canadian dollars
(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Net income	635	1,442	2,066	2,571

Other comprehensive income
Change in deferred gains on items designated as cash flow hedges	256	—	250	—
Reclassification to operations of deferred gains on items designated as cash flow hedges	(31)	—	(76)	—

	225	—	174	—

Other	—	—	5	—

Comprehensive income	860	1,442	2,245	2,571

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1 — Basis of Presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and reflect the decisions of the Régie de l'énergie (the "Régie"). These decisions affect the timing of the recognition of certain transactions in consolidated operations, resulting in the recognition of regulatory assets and regulatory liabilities, which the Corporation considers it is likely to recover or settle subsequently through the rate-setting process. The quarterly consolidated financial statements and the present Notes should be read in conjunction with the Consolidated Financial Statements and accompanying Notes in Hydro-Québec's Annual Report 2006.

The accounting policies used to prepare the quarterly consolidated financial statements conform to those presented in Hydro-Québec's Annual Report 2006, except as regards the changes in accounting policies described in Note 2.

Certain figures from the corresponding period of the previous year have been reclassified in order to conform to the presentation adopted in the current year.

The Corporation's quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Note 2 — Changes in Accounting Policies

On January 1, 2007, Hydro-Québec adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, "Financial Instruments — Recognition and Measurement", which states requirements for the recognition and measurement of financial instruments, and Section 3865, "Hedges", which specifies how hedge accounting may be applied and the required disclosures to be made in this context. It also adopted the recommendations of Section 3861, "Financial Instruments — Disclosure and Presentation", and Section 1530, "Comprehensive Income". This last section establishes standards for the reporting and presentation of comprehensive income, which includes net income and other comprehensive income.

Section 3855 requires that financial instruments be measured at fair value when they are initially recognized. In subsequent periods, the measurement and recognition of changes in the fair value of financial instruments depend on the category in which such instruments are classified, namely, held-to-maturity investments, loans and receivables, financial assets and financial liabilities held for trading, available-for-sale financial assets, and other financial liabilities. Accounts receivable have been classified under loans and receivables, Derivative instruments under financial assets and financial liabilities held for trading, and Short-term investments under available-for-sale financial assets. Accounts payable and accrued liabilities, Current portion of long-term debt, Long-term debt, and Perpetual debt have been classified under other financial liabilities.

All financial instruments, including derivatives, are recorded at fair value at the balance sheet date, with the exception of held-to-maturity investments, loans and receivables, and other financial liabilities, which are measured at amortized cost, that is, including premiums, discounts and issue expenses. Commodity futures that can be settled net in cash are recorded at the date of settlement if there is a probability of delivery or receipt in accordance with expected requirements.

Financial assets held for trading, including derivative instruments, are recorded at fair value at the balance sheet date. Gains and losses arising from changes in fair value are recognized in operations for the period during which they occur, except in the case of derivative instruments designated as hedges in a cash flow hedging relationship accounted for in accordance with Section 3865. Available-for-sale financial assets are recorded at fair value at the balance sheet date. Deferred gains and losses arising from changes in fair value are recorded in Other comprehensive income until they are realized, at which time they are reclassified to operations.

As part of its integrated risk management, Hydro-Québec applies cash flow or fair value hedge accounting to the hedging relationships that meet the conditions established in Section 3865. In the case of a cash flow hedge, the effective portion of changes in the fair value of an instrument designated as a hedge is recorded in Other comprehensive income, and the gains and losses related to the ineffective portion are immediately recognized in operations, under the same line item as the hedged item. Amounts included in Accumulated other comprehensive income are reclassified to operations, also under the same component as the hedged item, during the periods in which the change in cash flows attributable to the hedged item impacts operations. In the case of a fair value hedge, the derivative instrument is recorded at fair value, and gains and losses stemming from changes in the fair value, including those related to the ineffective portion of the hedge, are recognized in operations under the same component as the hedged item. Changes in the fair value of the hedged items attributable to the hedged risk are recognized in operations as adjustments to the hedged item's carrying amount.

In addition, an embedded derivative must be separated from its host contract and recorded at fair value on the balance sheet under certain conditions. Hydro-Québec has chosen to apply this accounting treatment to all host contracts issued, acquired or substantially modified after January 1, 2003.

Hydro-Québec also adopted the recommendations of Section 1506, "Accounting Changes", which prescribes the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.

Prior period figures have not been restated in accordance with the new accounting policies, but certain balances on the consolidated balance sheet as at December 31, 2006, have been reclassified. Derivative instruments formerly presented under Accounts receivable, Swaps, Long-term debt, Current portion of long-term debt, Accounts payable and accrued liabilities, and Accrued interest are now reclassified under Derivative instruments on the balance sheet. Translation adjustments, which formerly were presented separately in Shareholder's equity, have been reclassified to Accumulated other comprehensive income.

The impacts of adopting the new accounting policies were as follows, as at January 1, 2007:

  •
  Retained earnings increased by $298 million, owing mainly to the abolition of transitional rules related to the application of accounting guideline AcG-13 of the CICA Handbook, "Hedging Relationships", to the cumulative ineffectiveness of hedges, and to the transition from the straight line method to the effective interest rate method for the amortization of financial assets and liabilities;

  •
  Accumulated other comprehensive income increased by $479 million, owing mainly to the recording of the effective portion of cash flow hedging relationships;

  •
  Long-term debt increased by $514 million, mainly because of the presentation at amortized cost using the effective interest rate method;

  •
  Other long-term liabilities decreased by $2,051 million, owing to the accounting of cash flow hedging relationships, the write-off of unamortized transitional deferred gains related to the application of AcG-13, and the presentation of financial assets and financial liabilities at amortized cost using the effective interest rate method;

  •
  A decrease of $736 million in the net value of derivative instruments, which represents the variance between the fair value of derivative instruments and the portion already recorded on the balance sheet.

Note 3 — Regulatory

TRANSMISSION

In decision D-2007-34 of March 30, 2007, the Régie set the Corporation's power transmission rates effective January 1, 2007. The new rates take into account a 7.78% return on the rate base, assuming a capital structure with 30% shareholder's equity. The impact of this decision is essentially a $57-million increase in the annual cost of native load transmission service, which has not been integrated into the Corporation's current electricity rates.

DISTRIBUTION

In decision D-2007-22 of March 15, 2007, the Régie granted an across-the-board increase of 1.92% in the Corporation's electricity rates, effective April 1, 2007. This increase takes into account a 7.79% return on the rate base in 2007, assuming a capital structure with 35% shareholder's equity.

In accordance with the accounting practices authorized previously by the Régie, variances resulting from any modification of the annual cost of native load transmission service that has not been integrated into current electricity rates, as well as cost variances related to electricity purchases in excess of the heritage pool, give rise to the recognition of regulatory assets or liabilities, with a counterparty entry in Regulatory deferrals in the Consolidated Statements of Operations. The amortization of variances relative to 2005 and 2006 began in 2007. It has yielded credits of $36 million for second quarter 2007 and $72 million for the first six months of the year. These amounts are included in Depreciation and amortization in the Consolidated Statements of Operations. The regulatory asset resulting from the increase in the annual cost of native load transmission service in 2007 was $29 million at June 30, 2007, including capitalized financial expenses.

Note 4 — Depreciation and Amortization

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Property, plant and equipment	451	433	905	866
Intangible assets	25	28	54	57
Regulatory assets and liabilities	(4)	28	(8)	51
Deferred charges	4	4	7	8
Write-off of projects	1	3	1	3

	477	496	959	985

Note 5 — Financial Expenses

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Interest
Interest on debt securities	596	579	1,228	1,126
Amortization of debt premiums, discounts and issue expenses	34	25	61	51

	630	604	1,289	1,177

Net exchange loss (gain)	1	(2)	5	(10)
Loan guarantee fees paid to the shareholder	42	39	84	79

	43	37	89	69

Less
Capitalized financial expenses	70	76	129	144
Net investment income	14	13	42	20

	84	89	171	164

	589	552	1,207	1,082

Note 6 — Discontinued Operations and Assets Held for Sale

On February 28, 2007, Hydro-Québec concluded the sale of its interest in HQI Australia Pty Ltd (DirectLink), through its wholly owned subsidiary Hydro-Québec International, for a cash consideration of $52 million, which gave rise to a gain of $18 million.

In the first half of 2006, Hydro-Québec had concluded the sale of several of its foreign holdings for a total cash consideration of $2 billion, resulting in a total gain of $833 million. For purposes of segmented information, the results of foreign holdings are classified under Corporate and Other Activities.

The following table presents operating results and cash flows from the interests presented as discontinued operations:

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Operations
Revenue	—	162	3	269

Income (loss) before net gain on disposal	—	24	2	23

Gain on disposal	—	1,030	19	1,082
Income taxes	—	(222)	—	(249)

Net gain on disposal	—	808	19	833

Income from discontinued operations	—	832	21	856

Cash flows
Operating activities	—	152	1	184
Investing activities	—	122	—	107
Financing activities	—	(1)	—	(11)
Change in foreign exchange on cash and cash equivalents	(1)	(5)	—	(4)

Cash flows from discontinued operations	(1)	268	1	276

The assets and liabilities sold, as at the disposal date, were as follows:
Cash and cash equivalents			2	123
Other current assets			9	33
Long-term assets			34	1,935
Current liabilities			3	163
Long-term liabilities			10	1,105

			32	823

Note 7 — Financial Instruments

The fair value of derivative instruments, designated or not designated as hedges, was as follows:

As at June 30,
2007

Instruments designated as cash flow hedges(a)	(1,238)
Instruments designated as fair value hedges	(267)
Instruments not designated as hedges(b)	1,360

(145)

(a)
A portion of the long-term debt with a nominal value of US$1,582 million as at June 30, 2007, was also designated as a cash flow hedge.

(b)
Transactions carried out as part of the Corporation's risk management, including $1,206 million in consideration of amounts received or disbursed with respect to credit risk mitigation arrangements.

Effect of cash flow hedges on operations

The ineffective portion of cash flow hedges recognized in operations represented a net gain of $7 million for second quarter 2007 and a net gain of $8 million for the first six months of the year.

Moreover, as at June 30, 2007, Hydro-Québec estimated at $147 million the amount of existing net gains presented in Accumulated other comprehensive income which it expected to reclassify to operations in the next 12 months. At the same date, the maximum period over which Hydro-Québec would hedge its exposure to the variability of future cash flows for anticipated transactions was 23 years.

Effect of fair value hedges on operations

The ineffective portion of fair value hedges recognized in operations represented a negligible net loss for second quarter 2007 and a net loss of $3 million for the first six months of the year.

Effect of revaluation of instruments not designated as hedges on operations

Following the revaluation at fair value of derivative instruments which were not accounted for using hedge accounting, a negligible net gain was recognized in operations for second quarter 2007 and a net gain of $21 million was recognized for the first six months of the year.

Note 8 — Accumulated Other Comprehensive Income

	As at June 30, 2007

	Cash flow hedges	Other		Total

Balance at beginning of period	—	(8)	(a)	(8)
Adjustments related to the adoption of new accounting policies	479	—		479
Changes during the period	174	5		179

Balance at end of period	653	(3)		650

(a)
With the adoption of new accounting policies, $8 million was reclassified to the opening balance of Accumulated other comprehensive income as translation adjustments, which were previously presented separately under Shareholder's Equity.

Note 9 — Supplementary Cash Flow Information

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Change in non-cash working capital items
Accounts receivable	498	609	(250)	(2)
Materials, fuel and supplies	(12)	(4)	(18)	(30)
Accounts payable and accrued liabilities	(85)	(312)	(340)	(551)
Accrued interest	318	332	(100)	(37)

	719	625	(708)	(620)

Investing activities not affecting cash
Increase in property, plant and equipment and intangible assets	15	132	28	141

Interest paid	193	230	1,122	1,153
Income taxes paid	—	9	1	14

Note 10 — Employee Future Benefits

	Three months ended June 30
	2007	Pension Plan 2006	2007	Other Plans 2006

Accrued benefit cost	77	68	24	25

	Six months ended June 30
	2007	Pension Plan 2006	2007	Other Plans 2006

Accrued benefit cost	153	142	48	49

Note 11 — Commitments and Contingencies

Guarantees

As at June 30, 2007, the potential maximum amount Hydro-Québec could have had to pay under letters of credit and guarantees totaled $367 million. Of this amount, $289 million related to the purchase of energy, for which a liability in the amount of $19 million was recorded. Some guarantees expire between 2007 and 2019, while others do not have maturity dates.

Moreover, Hydro-Québec provided guarantees to the purchasers of its interests concerning all its representations and warranties in the sale agreements, for which no liability was recorded. The maximum quantifiable contingent risk under these guarantees is approximately $41 million. The representations and warranties of Hydro-Québec apply for a period ending no later than December 12, 2007, except with respect to the contingent tax liabilities and certain other customary representations which remain in effect until the applicable limitation periods expire.

Note 12 — Segmented Information

The following tables contain information related to operations and assets by segment:

Three months ended June 30, 2007
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	443	9	2,297	—	8	71 (a)	2,828
Intersegment	1,134	698	15	537	300	(2,684)	—
Income (loss) from continuing operations	503	150	(21)	(1)	1	3	635
Net income (net loss)	503	150	(21)	(1)	1	3	635
Total assets as at June 30, 2007	28,999	15,952	11,552	270	5,412	(273)	61,912
(a)
Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than under Revenue.

Three months ended June 30, 2006
	Generation		Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	477	(b)	7	2,099	—	12	—	2,595
Intersegment	986		864	13	472	283	(2,618)	—
Income (loss) from continuing operations	535		333	(261)	1	(1)	3	610
Net income (net loss)	535		333	(261)	1	831	3	1,442
Total assets as at June 30, 2006	28,009		15,689	10,681	230	8,088	(225)	62,472
(b)
During the quarter, a $234-million foreign exchange gain was recognized on debts and swaps denominated in U.S. dollars. In keeping with the adopted hedge accounting treatment, this amount, which represents the realization of a portion of the deferred foreign exchange gain recorded on the balance sheet, has been incorporated into other operating revenue.

Note 12 — Segmented Information (continued)

Six months ended June 30, 2007
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	982	19	5,454	—	18	87 (a)	6,560
Intersegment	2,623	1,390	29	823	580	(5,445)	—
Income (loss) from continuing operations	1,410	277	372	—	(20)	6	2,045
Net income	1,410	277	372	—	1	6	2,066
Total assets as at June 30, 2007	28,999	15,952	11,552	270	5,412	(273)	61,912
(a)
Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than under Revenue.

Six months ended June 30, 2006
	Generation		Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	911	(b)	16	4,849	—	19	(1)	5,794
Intersegment	2,373		1,487	27	838	543	(5,268)	—
Income (loss) from
continuing operations	1,342		427	(48)	1	(9)	2	1,715
Net income (net loss)	1,342		427	(48)	1	847	2	2,571
Total assets as at June 30, 2006	28,009		15,689	10,681	230	8,088	(225)	62,472
(b)
During the second quarter, a $234-million foreign exchange gain was recognized on debts and swaps denominated in U.S. dollars. In keeping with the adopted hedge accounting treatment, this amount, which represents the realization of a portion of the deferred foreign exchange gain recorded on the balance sheet, has been incorporated into other operating revenue.

CONSOLIDATED FINANCIAL HIGHLIGHTS
In millions of Canadian dollars
(unaudited)

Summary of Operations	Three months ended June 30				Six months ended June 30

	2007	2006	Change (%)		2007	2006	Change (%)

Revenue	2,828	2,595	9.0	UP	6,560	5,794	13.2	UP
Expenditure	1,604	1,433	11.9	UP	3,308	2,997	10.4	UP
Financial expenses	589	552	6.7	UP	1,207	1,082	11.6	UP
Discontinued operations	—	832	100.0	DOWN	21	856	97.5	DOWN
Net income	635	1,442	56.0	DOWN	2,066	2,571	19.6	DOWN

Net Income

2007
2006
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
1,431
635
1,129
1,442
397
773

Revenue

2007
2006
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
3,732
2,828
3,199
2,595
2,446
2,921

Revenue from Electricity Sales in Québec

2007
2006
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
3,132
2,280
2,732
2,078
2,041
2,551

Revenue from Electricity Sales Outside Québec

2007
2006
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
519
448
354
206
324
265

Quarter Highlights

Transmission projects

In June, Hydro-Québec TransÉnergie held a groundbreaking ceremony for the future Outaouais substation in the municipality of L'Ange-Gardien. Hydro-Québec Équipement recently began construction on this 315/230-kV converter station after Hydro-Québec TransÉnergie signed an agreement with Hydro One Networks to establish a 1,250-MW interconnection for power interchanges between Québec and Ontario. The substation will cost an estimated $364 million and is slated for commissioning in 2009.

In April, the Régie de l'énergie authorized work on Hauterive substation. The project is designed to increase transformer capacity and to ensure long-term operability through reconfiguration of the substation equipment. This $79-million project is scheduled to come on line in stages between 2008 and 2013.

Also in April, the Régie authorized work on Sorel substation. The project consists in adding and modifying equipment to ensure system reliability, quality of service and long-term operability. It will cost $52 million and will be completed in 2010.

In June, the Régie authorized construction of Saint-Lin substation (120/25 kV) and the 120-kV Paquin-Saint-Lin transmission line. The estimated cost is $48 million, with commissioning slated for 2008.

Framework agreement

On July 13, the Régie approved the framework agreement between Hydro-Québec Distribution and Hydro-Québec Production for the period from January 1, 2007, to December 21, 2008. In approving this agreement, the Régie exempts the Distributor from going through the tendering process for very short-term supply needed to meet unanticipated demand on a real-time basis.

Mercier generating station

The first of five units at Mercier generating station in the Outaouais region was brought into service on June 29. The other units will come on line in phases until the end of the year. Mercier will have an installed capacity of 51 MW and an annual output of 0.3 TWh.

Hydro-Québec, 75 René-Lévesque Blvd. West, Montréal, Québec H2Z 1A4
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ISSN 0848-5836
2007G001-2A

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.